CUSIP No. 29425Y101                                          (Page 1 of 5 Pages)





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.)


                                  Epimmune Inc.
                                  -------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    29425Y101
                                    ---------
                                 (CUSIP Number)


                                  July 9, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

CUSIP No. 29425Y101                                          (Page 2 of 5 Pages)

                                       13G

============ =======================================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             GENENCOR INTERNATIONAL, INC.
             16-1362385
------------ -------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                         (a) |_|
                                                                                                         (b) |_|
------------ -------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
----------------------- --------- ----------------------------------------------------------------------------------
                         5        SOLE VOTING POWER:    1,168,374

       NUMBER OF
        SHARES
      BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
                        --------- ----------------------------------------------------------------------------------
                         6        SHARED VOTING POWER:  0
                        --------- ----------------------------------------------------------------------------------
                         7        SOLE DISPOSITIVE POWER:  1,168,374
                        --------- ----------------------------------------------------------------------------------
                         8        SHARED DISPOSITIVE POWER: 0
------------ -------------------------------------------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,168,374
------------ -------------------------------------------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS)        |_|

------------ -------------------------------------------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             11.6%
------------ -------------------------------------------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
============ =======================================================================================================

CUSIP No. 29425Y101                                          (Page 3 of 5 Pages)

ITEM 1(a).        NAME OF ISSUER:

                  Epimmune Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5820 Nancy Ridge Drive
                  Suite 100
                  San Diego, California 92121

ITEM 2(a).        NAMES OF PERSONS FILING:

                  Genencor International, Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                  925 Page Mill Road
                  Palo Alto, California 94304

ITEM 2(c).        CITIZENSHIP:

                  Genencor International, Inc. is a Delaware corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  29425Y101

ITEM 3.           STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) or
                  (c):

                  Not Applicable

ITEM 4            OWNERSHIP:

                  (a)  Amount Beneficially Owned: 1,168,374

                  (b)  Percent of Class:  11.6%

                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote: 1,168,374

                       (ii)  shared power to vote or to direct the vote: 0

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CUSIP No. 29425Y101                                          (Page 4 of 5 Pages)

                       (iii) sole power to dispose or to direct the disposition
                             of:  1,168,374

                       (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 29425Y101                                          (Page 5 of 5 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 18, 2001                    Genencor International, Inc.


                                        By: /s/ Stuart L. Melton
                                            ------------------------------------
                                                 Stuart L. Melton
                                                 Senior Vice President